Via EDGAR and Federal Express

October 2, 2007
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com
WRITER’S DIRECT LINE
414.297.5662
sbarth@foley.com EMAIL
CLIENT/MATTER NUMBER
042365-0111

Mr. Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Orion Energy Systems, Inc. Registration Statement on Form S-1 Filed August 20, 2007 File No. 333-145569
Dear Mr. Mancuso:
     On behalf of our client, Orion Energy Systems, Inc., a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 18, 2007 (the “Comment Letter”), with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).
     Enclosed with the hard copies of this response letter please find a copy of Amendment No. 1 to the Company’s Registration Statement on Form S-1 which was filed today via EDGAR with the Commission. The copy is marked to show the changes made from the Registration Statement on Form S-1 filed with the Commission on August 20, 2007.
     Please note that because the page numbers of the text that the Staff referenced in its Comment Letter have changed in Amendment No. 1 to the Registration Statement from the Registration Statement as the Company originally filed, we have not referenced page numbers in the Company’s responses, but instead have indicated the specific headings under which corresponding changes have been made to the Registration Statement.
Prospectus
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Please note that we may have additional comments after you file this information.
     We respectfully acknowledge the Staff’s comment. We confirm that the preliminary prospectus that will be circulated will include all required information except information that the Company may exclude in reliance upon Rule 430A, including the price range and related information based on a bona fide estimate of the public offering price within that range.

BOSTON	LOS ANGELES	SACRAMENTO	TALLAHASSEE
BRUSSELS	MADISON	SAN DIEGO	TAMPA
CHICAGO	MILWAUKEE	SAN DIEGO/DEL MAR	TOKYO
DETROIT	NEW YORK	SAN FRANCISCO	WASHINGTON, D.C.
JACKSONVILLE	ORLANDO	SILICON VALLEY

Mr. Russell Mancuso
October 2, 2007

2.	Please provide us copies of all graphics that you intend to use in your document.
               We respectfully acknowledge the Staff’s comment and advise the Staff that the Company will provide copies of all graphics that it intends to use in the Registration Statement with a subsequent amendment to the Registration Statement.
Industry and Market Data Forecasts, page ii
3.	Please tell us whether all industry data you cite in your document is publicly available. Also tell us whether:
•	you commissioned the industry reports;

•	the industry reports were prepared for use in your registration statement;

•	you are affiliated with the sources of the industry reports; and

•	the sources of the reports consented to your use of their data in this registration statement.
We respectfully advise the Staff as follows:
•	All of the industry data cited in the Registration Statement is publicly available for free or on a subscription fee basis and is widely available among industry participants.

•	The Company did not commission any of the industry reports cited in the Registration Statement.

•	The industry reports cited in the Registration Statement were not prepared for use in the Registration Statement.

•	The Company is not affiliated with any of the sources of the industry reports cited in the Registration Statement.

•	None of the sources for the cited data have consented to use of their data in the Registration Statement, and the Company does not believe that any such consents are required.
Our Business, page 1
4.	Please tell us the criteria that you used to determine that customers you highlight in the summary are objectively representative of your customer base. Also tell us whether you identified all customers that satisfy those criteria.
               We respectfully advise the Staff that the criteria the Company used to determine the customers highlighted in the summary are as follows: (i) the customer is among the top ten customers of the Company on the basis of revenue recognized by the Company in fiscal 2007, and (ii) the customer is a

Mr. Russell Mancuso
October 2, 2007

“direct” customer (i.e., an end-user of the Company’s products and/or services that purchases such products and/or services directly from the Company) as opposed to an indirect customer (i.e., an electrical contractor which resells the Company’s products to an end-user). The customers identified constitute all of the Company’s customers that satisfy these criteria, with one exception. The exception relates to a direct customer with whom the Company is subject to a confidentiality agreement that prohibits the Company from identifying the customer in the Registration Statement.
5.	With a view toward disclosure, please tell us the portion of your installations that are leased as mentioned on page 55.
               We respectfully advise the Staff that the Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Revenue Recognition” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue and Expense Components — Revenue” to discuss its sales-type financing program in response to this comment.
Risk Factors, page 4
6.	Please note that your risk factors should immediately follow your one-page prospectus cover or the summary. Although we do not object to the location of the information on your table of contents page, please relocate the information on page ii to a more appropriate section of your document.
               In response to the Staff’s comment, the Company has moved the section titled “Industry and Market Data and Forecasts” to immediately following the section titled “Cautionary Note Regarding Forward-Looking Statements.”
Summary Historical Consolidated and Pro Forma Financial Data and Other Information, page 7
7.	Please remove your presentation of the non-GAAP measure ‘Temporary equity and shareholders’ equity.’ Otherwise, ensure that your non-GAAP financial information complies with Item 10(e) of Regulation S-K. Please similarly remove or revise this presentation in your capitalization table on page 29 and your selected historical consolidated financial data on page 32.
               We respectfully advise the Staff that the Company has revised the presentation of ‘temporary equity and shareholders’ equity’ in “Summary Historical Consolidated and Pro Forma Financial Data and Other Information,” “Capitalization” and “Selected Historical Consolidated Financial Information” in response to this comment.
Other Information, page 8
8.	Please show us your detailed calculations supporting your disclosure that your systems are responsible for 2,914,625 customer kilowatt hours saved.
               We have provided supplementally to the Staff the Company’s detailed internal calculations regarding customer kilowatt hours saved. The calculations, which are titled “Savings Totals —

Mr. Russell Mancuso
October 2, 2007

Cumulative Fixture Sales,” show (i) in the first column, the estimated cumulative kilowatts displaced by installing the Company’s systems since December 2001 on a month-by-month basis, and (ii) in the second column, the estimated cumulative kilowatt hours saved by use of the Company’s systems on a month-by-month basis beginning December 2001. Kilowatts saved represents lighting energy demand reduction measured in kilowatts realized by the Company’s customers from the installation of the Company’s systems. Kilowatt hours saved represents the amount of electricity used over time and is the measure by which utilities charge for electricity.
                The Company’s guidelines when replacing legacy lighting technology include achieving a 50% wattage reduction per fixture. Traditional HID systems generally operate at approximately 465 watts per fixture in commercial and industrial applications. The Company’s HIF lighting systems are generally designed to operate at approximately 224 watts per six-lamp fixture. As a result, each six-lamp HIF lighting system the Company installs in replacement of an HID fixture generally reduces electricity consumption by approximately 241 watts, which is the estimated wattage reduction per fixture used in the calculations provided to the Staff on a supplemental basis with respect to replacement of HID fixtures. In the instances where the Company replaces fixtures other than HID fixtures, the wattage reduction is driven at the lamp level rather than at the fixture design level. However, the Company’s wattage reduction guidelines remain at 50%. Given these Company guidelines and retrofit practices, and the typical operating wattages of the non-HID fixtures it replaces, based on thousands of installations, the Company estimates that it also achieves reductions of approximately 241 watts per six-lamp equivalent when it replaces non-HID fixtures, and this is therefore the estimated wattage reduction per fixture that the Company uses in the calculations provided to the Staff on a supplemental basis with respect to replacement of non-HID fixtures.
                The Company then estimates cumulative customer kilowatt hours saved by multiplying the customer kilowatts saved as calculated above by an assumed annual operating hours per fixture of 7,500 (i.e., 52 weeks x 6 days per week x 24 hours per day). The Company estimates that, based on thousands of installations, most industrial and commercial facilities operate their lighting fixtures between 7,000 and 8,736 hours per year (i.e., 52 weeks x 7 days per week x 24 hours per day), and, as a result, believes that its assumed annual operating hours for purposes of this calculation of 7,500 is conservative.
                We are sending under separate cover on behalf of the Company the supplemental information requested by the Staff in this comment. The Company is providing these materials to the Staff on a confidential basis pursuant to Rule 418(b) of the Securities Act of 1933, as amended. In accordance with such rule, the Company hereby requests that the Staff return the materials referred to above promptly following the Staff’s review of such materials. By separate letter, the Company has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. 200.83.
Some of the intellectual property we use in our business is owned by our chief executive officer, page 15
9.	Please quantify the portion of your business that you derive from intellectual property owned by your chief executive officer.
               We respectfully advise the Staff that the Company’s chief executive officer has assigned to the Company all of his rights to any patents or patent applications relating to products and services

Mr. Russell Mancuso
October 2, 2007

from which the Company currently derives revenue. Accordingly, the Company does not currently derive any revenue from non-assigned patents and patent applications owned by the Company’s chief executive officer. The Company has included disclosure in “Risk Factors — Risks Relating to Our Business — Some of the intellectual property we use in our business is owned by our chief executive officer” in response to this comment.
Our retrofitting process, page 17
10.	With a view toward clarifying or additional risk factors as appropriate, please tell us whether your products contain hazardous materials.
               We respectfully advise the Staff that the Company’s products do not contain hazardous materials. According to information provided by the third party supplier from whom the Company purchases component lamps for use in its products, while these component lamps contain trace amounts of mercury, the amount of mercury in these lamps is extremely small and not considered hazardous. As a result, the Company does not believe it would be helpful to investors to understand the operational risks relating to the Company’s business to clarify disclosure or add an additional risk factor regarding this point in the Registration Statement.
Use of Proceeds, page 27
11.	Please indicate the approximate amount you intend to spend to fund increased sales and marketing expenses. Please refer to Item 504 of Regulation S-K.
               We respectfully advise the Staff that the Company has deleted references to funding increased sales and marketing expenses in its disclosure under “Summary — The Offering,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Working Capital” in response to this comment. While the Company anticipates that it may use a portion of the net proceeds from the offering to fund increased sales and marketing expenses, at this time it is unable to reasonably quantify the expected amount of proceeds that may be used for this purpose. Further, the Company is generally unable to reasonably quantify the expected amount of proceeds that may be used for other specific purposes, and therefore believes the most appropriate disclosure regarding its use of proceeds is to state that the principal reason for the offering is to generate funds for “working capital and general corporate purposes to support the Company’s anticipated continued growth, including to fund potential future acquisitions.”
12.	If you do not have a specific plan for a significant portion of the proceeds, please state and discuss the principal reasons for the offering.
               We respectfully advise the Staff that the Company’s principal reason for the offering is to generate funds for working capital and general corporate purposes to support the Company’s anticipated continued growth, including to fund potential future acquisitions. The Company has revised its disclosure in “Use of Proceeds” in response to this comment and comment number 11.

Mr. Russell Mancuso
October 2, 2007

Capitalization, page 28
13.	“Cash and cash equivalents” is not a component of capitalization as applicable to this disclosure. Please revise to remove that caption from the presentation of capitalization.
               We respectfully advise the Staff that the Company has revised the disclosure under “Capitalization” to remove “cash and cash equivalents” in response to this comment.
Revenue and Expense Components, page 34
14.	We note the level of revenue is dependent upon several factors, including the Company’s ability to realize revenue from its services and shared savings sales program. Please expand your discussion in MD&A under Results of Operations to qualitatively and quantitatively describe the services and shared savings sales programs and if significant, their impact on total revenues.
               We respectfully advise the Staff that the Company has revised the presentation of its consolidated statements of operations to separately present revenue and costs of revenue for both its products and services. The Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue and Expense Components — Revenue” in response to this comment to expand the description of the Company’s services and additional disclosure has been added to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” that qualitatively and quantitatively discusses the impact of services revenue and cost of revenue on the Company’s results of operations. The Company supplementally advises the Staff that the impact of the Company’s shared savings sales programs are currently not material to the Company’s total revenue, as the Company now describes under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Revenue Recognition” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue and Expense Components — Revenue” in response to comment number 5.
Income Taxes, page 37
15.	We note your disclosure in the last paragraph that you “may” have had an ownership change affecting your use of loss carry forwards. Please clarify the reason for the uncertainty.
               We respectfully advise the Staff that the Company has revised its disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue and Expense Components — Income Taxes” to clarify that the Company has completed its Internal Revenue Code Section 382 study. The Company has also revised its disclosure under “Risk Factors — Risks Relating to Our Business — Our ability to use our net operating loss carryforwards may be subject to limitation” in response to this comment. As now reflected in the Company’s disclosure in these sections of the Registration Statement, the Internal Revenue Code Section 382 study determined that the Company had an ownership change that occurred in fiscal 2007 that may affect the timing of the Company’s ability to use its net operating loss carryforwards attributable to the period prior to this change. However, notwithstanding the ownership change and the resulting limitation, the Company expects to utilize all net operating loss carryforwards recorded as deferred tax assets on the consolidated balance sheet under the remaining statutory carryforward periods. This conclusion is based upon the Company’s analysis of the amount of net operating losses available at each potential testing date

Mr. Russell Mancuso
October 2, 2007

and the amount of the limitations on the utilization based on the value of the Company and the applicable federal tax rate.
Revenue, page 39
16.	Please explain the basis for your statement that backlog comparisons may not be meaningful. Also, if customers can cancel orders, please say so in your discussion of backlog.
               We respectfully advise the Staff that the Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Three Months Ended June 30, 2007 Compared to Three Months Ended June 30, 2006” in response to this comment. Additionally, we supplementally advise the Staff that the Company has not revised its disclosure in the Registration Statement regarding the potential for possible customer cancellation of firm purchase orders because the terms of such purchase orders provide that the Company’s customers generally cannot cancel firm purchase orders without cause or penalty. The Company’s historical experience is that such customer cancellation is insignificant.
Gross Margin, page 40
17.	With a view toward expanded disclosure regarding the trends affecting your margins or other results:
•	please tell us how completion of your existing backlog will affect margins;

•	if sales through contractors and value-added resellers affect your margins, please discuss these effects given your disclosure on page 35 regarding your planned emphasis on such sales, and quantify the extent to which such sales contributed to your historic results; and

•	if your enhanced emphasis on your shared savings type sales and energy management services as disclosed on page 70 will affect historic results, please provide appropriate discussion analysis in your MD&A.
We respectfully advise the Staff of the following:
•	The Company expects that completion of its existing backlog as of June 30, 2007 will likely affect its gross margin in its second quarter of fiscal 2008 in a manner generally consistent with the trend reflected in its fiscal 2008 first quarter gross margin compared to its gross margin in its fiscal 2007 fourth quarter, subject to the various factors affecting the variability of its gross margin as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue and Expense Components — Gross Margin.” The Company does not believe that additional disclosure of such expectation in the Registration Statement is appropriate or useful to investors given the potential risks and uncertainties of projecting such potential margin changes due to the factors described under “Management’s Discussion and Analysis of Financial

Mr. Russell Mancuso
October 2, 2007

Condition and Results of Operations — Revenue and Expense Components — Gross Margin.”

•	The Company has included disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue and Expense Components” and, as appropriate, under the period-to-period comparisons of the Company’s gross margin, in response to the Staff’s comment regarding the Company’s margins.

•	The Company is unable at this time to assess the potential impact on its future results of operations from its enhanced emphasis on its shared savings sales and energy management services as compared to its historical results of operations.
Research and Development, page 40
18.	Please describe your “regulatory and legislative” initiatives.
               We respectfully advise the Staff that the Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Three Months Ended June 30, 2007 Compared to Three Months Ended June 30, 2006 — Operating Expenses — Research and Development” in response to this comment.
Working Capital, page 49
19.	To better explain cash flows from operations, please revise to discuss significant changes to the components of working capital — i.e., individually significant changes in line items. For example, we note that accrued expenses increased $1.1 million or 27% over the quarter ending June 30, 2007. Please address the impact on your working capital. When you cite changes in components of working capital, explain the reasons for the changes.
               We respectfully advise the Staff that the Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Working Capital” in response to this comment.
20.	Please revise your reference in the second paragraph to “near term” to clarify that you have discussed your liquidity on both a short-term and long-term (greater than one year) basis.
               We respectfully advise the Staff that the Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Working Capital” in response to this comment.
Indebtedness, page 50
21.	Please discuss the operational developments that caused the defaults like those mentioned in the Third Amendment filed with exhibit 4.5. Also describe how you addressed the defaults.
     We supplementally advise the Staff that the covenants under the Company’s credit agreement with Wells Fargo were set when the Company entered into its original revolving credit agreement with Wells Fargo in December 2005. The net income, book net worth and capital

Mr. Russell Mancuso
October 2, 2007

expenditures covenants were set prior to the Company achieving profitability and prior to the Company’s Series C preferred stock investment. Both of these developments created additional liquidity for the Company. Due to these developments, the Company requested and received from Wells Fargo subsequent amendments to the credit agreement to reduce both net income and net worth covenant requirements, to obtain waivers of the defaults mentioned in the Third Amendment filed with exhibit 4.5 and to obtain increased capital expenditure limits and increased authority regarding advances to shareholders.
                    Because these isolated defaults have been addressed by more lenient covenant levels adopted in the subsequent amendments to the credit agreement, the Company respectfully advises the Staff that it does not believe further disclosure in the Registration Statement is necessary or provides useful disclosure to investors regarding the Company’s future ability to comply with the covenants in its credit agreement. Additionally, amounts currently outstanding under the credit agreement are immaterial to the Company; therefore, a default under the credit agreement would not materially adversely affect the Company or pose a significant risk to potential investors.
Capital Spending, page 51
22.	Please disclose the capital spending limitations contained in your credit and security agreement with Wells Fargo and discuss how, if at all, this agreement has influenced your capital spending budget since its inception in December 2005. Please indicate whether you will seek to renegotiate terms relating to capital spending limitations following this offering.
                    We respectfully advise the Staff that the Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Indebtedness” in response to this comment. We further advise the Staff as follows:
•	The restrictions on capital expenditures contained in the Company’s credit and security agreement with Wells Fargo have not adversely influenced the Company’s capital spending.

•	The Company does not currently believe that it will need to renegotiate such capital spending limitations in the near-term future following its offering. If, however, the Company were to deem any such renegotiations necessary or advisable, the Company believes that it could likely readily obtain any necessary waivers or amendments as appropriate and without material cost.
Internal Control Over Financial Reporting, Page 52
23.	We note your disclosure that you issued a full recourse promissory note to a director in fiscal year 2006 and that you subsequently determined the note was issued at a below market rate. Please identify the director who received the note.
                    We respectfully advise the Staff that the Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Internal Control Over Financial Reporting” in response to this comment.

Mr. Russell Mancuso
October 2, 2007

Stock-based Compensation, page 56
24.	We refer to your discussion regarding the Company’s valuation of option grants, particularly Wipfli’s independent valuation. Please revise your discussion to quantitatively and qualitatively describe the significant parameters and factors used by Wipfli both in their November 30, 2006 valuation and their April 30, 2007 analysis that changed and led to the increased valuation from $2.20 per share at November 30, 2006 to $4.15 per share at April 30, 2007. We note the probability factors mentioned in the April 30, 2007 valuation. Also, distinguish those existing factors that were used solely in one valuation and not the other, indicating the reason the factor was not considered in both valuations if not readily apparent.
                    We respectfully advise the Staff that the Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Stock-Based Compensation” in response to this comment.
25.	In this regard, indicate when discussions were initiated with your underwriter(s). We will delay our final assessment of your response pending inclusion of the estimated IPO price in the filing.
        We respectfully advise the Staff that, as indicated in the discussion of Wipfli’s independent valuation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates — Stock-Based Compensation,” in late May 2007, the Company’s Board of Directors received presentations from various investment banking firms who were interviewing to become the Company’s underwriters for its proposed potential initial public offering. Thereafter, the Company followed up on such interviews with certain of such firms and held more definitive discussions with the firms ultimately chosen in late July to be the Company’s underwriters for this offering. As described in the Registration Statement under the sections referenced above, these discussions were fully taken into account by Wipfli in connection with its April 30 independent valuation of the fair value of the Company’s common stock and by the Company’s Board of Directors and management in connection with the negotiations of the Company’s August 3, 2007 convertible note issuance.
        As discussed orally with the Staff on September 26, 2007, in order to facilitate and expedite the Staff’s review, the Company advises the Staff that it intends to provide to the Staff on a supplemental basis a preliminary estimate of its initial public offering price range prior to the filing of this price range in a future amendment to the Registration Statement.
Business, page 63
26.	Please describe the general development of your business over the past five years. Please refer to Item 101(a) of Regulation S-K. For example, it appears that you should describe your “Illuminator” system, which you identify on page 8, and the reasons for and changes in the successor system.
                    We respectfully advise the Staff that the Company has revised the disclosure under “Business” to include a new subsection titled “– Our History and Development” in response to this comment. We supplementally advise the Staff that Company’s “Illuminator” system was renamed for

Mr. Russell Mancuso
October 2, 2007

marketing and branding purposes as the “Compact Modular” and that the systems do not differ substantively, except for the brand name of the product.
27.	We note your reference to December 1, 2001. Please clarify whether this is the date on which you began to sell products. If not, please clarify why you chose that date for the disclosed calculations.
                    We respectfully advise the Staff that the Company began selling products upon its inception in 1996. However, at that time, the Company was a distributor of compact fluorescent energy-efficient lighting products for the hospitality and agricultural markets. The Company did not begin manufacturing or selling its brand name HIF lighting systems until December 1, 2001. The Company has revised the Registration Statement to add disclosure under “Business – Our History and Development” to clarify this point. The Company chose December 1, 2001 as a reference point in the Registration Statement for measuring cumulative product sales and related benefits primarily because (i) sales of the Company’s brand name HIF lighting systems began to increase substantially in this time frame, making December 2001 among the first months for which the indicated cumulative savings and other data was meaningful on an aggregate basis, and (ii) on December 1, 2001, the Company first finalized appropriate policies and procedures, and first had available appropriate information technology systems, to allow it to capture and record the cumulative savings and other data.
Products and Services, page 69
28.	Please provide the three-year revenue history by product or service class as required by Regulation S-K Item 101(c)(l)(i).
                    We respectfully advise the Staff that the Company has revised its consolidated statements of operations included within its financial statements, as well as disclosure in “Summary – Summary Historical Consolidated and Pro Forma Financial Data and Other Information” and “Selected Historical Consolidated Financial Data,” to separately present revenue and costs of revenue for both of its products and services. Additionally, the Company has included new disclosure under “Business – Products and Services – Products – Compact Modular” in response to this comment.
29.	We note that in footnote 7 on page 8 you indicate that you have replaced fixtures with products other than HIF lighting systems and that these products have provided wattage reductions comparable to your HIF systems. Please describe these other products that have provided wattage reductions comparable to your HIF systems.
                  We respectfully advise the Staff as follows:
•	In the Registration Statement, the Company uses the term “HIF systems” or “HIF lighting systems” to refer to its Compact Modular line of lighting fixture products, which is its line of T5 or T8 tri-phosphor fluorescent lamp fixtures housed in its proprietary I-frame and containing a high-frequency ballast and modular power pack. This is the Company’s primary product line, comprising approximately 850,000 of the 1.1 million units sold by the Company from December 1, 2001 through June 30, 2007.

Mr. Russell Mancuso
October 2, 2007

•	The other products the Company has sold during this time frame differ from the HIF systems in that the lamps are not housed in the Company’s I-frame, or the fixtures contain a different ballast or power pack configuration, or the fixtures otherwise differ in design or configuration from the HIF systems. However, the vast majority of these other products generally contain the same or similar T5 or T8 tri-phosphor fluorescent lamps as those used in the Company’s HIF systems. In large measure, the comparable wattage reductions provided by the Company’s non-HIF systems are derived from the operating wattage of the lamps.

•	Please see the Company’s response to comment number 8 above for additional discussion of wattage reductions.

•	The Company has revised the disclosure in footnote 8 (which was footnote 7 in the original filing of the Registration Statement) to the table in “Summary – Summary Historical Consolidated and Pro Forma Financial Data and Other Information” in response to this comment.
The Compact Modular, page 69
30.	We note your disclosure that your product can increase light quantity by approximately 50%. With a view toward clarified disclosure, please: provide us a copy of the studies that support this disclosure, and tell us the range of percentage improvement shown by tests.
                    We are supplementally providing to the Staff copies of 15 of the Company’s internal field study reports that support the Company’s disclosure that its products can increase light quantity by approximately 50%. Based on these reports, (i) the range of percentage increased light quantity shown by the tests is 46% to 171%; (ii) the mean percentage increased light quantity shown by the tests is 88%; and (iii) the median percentage increased light quantity shown by the tests is 79%. The field reports included were chosen because they are representative of retrofits in which the Company replaces legacy HID lighting technology with its standard configuration HIF systems, which retrofits represent the majority of the Company’s installations.
                    In addition to copies of these field study reports, to facilitate the Staff’s review, the Company has also provided supplementally a summary sheet describing the pertinent results of each report.
                    Based on its field reports, including generally the median and mean percentage light quantity increases, as well as its extensive experience through hundreds of installations of its HIF systems, the Company believes that stating that its products can increase light quantity by approximately 50% is both objectively quantifiable and reasonable, as well as in many cases conservative.
                    We are sending under separate cover on behalf of the Company the supplemental information requested by the Staff in this comment. The Company is providing these materials to the Staff on a confidential basis pursuant to Rule 418(b) of the Securities Act of 1933, as amended. In accordance with such rule, the Company hereby requests that the Staff return the materials referred to above promptly following the Staff’s review of such materials. By separate letter, the Company has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. 200.83.
Services, page 70
31.	Please clarify whether “[y]our national network of qualified installers” consists of your employees. Also, in an appropriate section of your document, please explain clearly the extent to which your products can be installed by customers and the portion that requires professional installation.
                    We respectfully advise the Staff that the Company’s national network of qualified installers does not include any Company employees, and that the Company has accordingly revised the disclosure under “Business – Products and Services – Services” in response to this comment. In addition, the Company has added further disclosure under “Business – Products and Services – Products” in response to this comment.

Mr. Russell Mancuso
October 2, 2007

Customers, page 70
32.	Please identify the customer that accounted for 20% of your revenue as mentioned on page 13.
                    We respectfully acknowledge the Staff’s comment. However, the Company does not believe that the identification of this customer is required by Item 101 of Regulation S-K because the customer accounted for 20% of the Company’s revenue in a fiscal quarter and not a fiscal year.
Competition, page 71
33.	We note your reference to lower-cost alternatives on page 12. To clarify your competitive position, please explain any cost advantages of alternative systems.
                    We respectfully advise the Staff that the Company has revised the disclosure under “Business – Competition” in response to this comment.
Intellectual Property, page 71
34.	Please indicate the duration of all patents and trademarks you hold as required by Regulation S-K Item 101(c)(l)(iv).
                    We respectfully advise the Staff that the Company had revised the disclosure under “Business – Intellectual Property” in response to this comment.
35.	We note your disclosure regarding your patents covering portions of the core HIF technology. With a view toward clarified disclosure, please tell us who has patented the rights to the balance of the HIF technology and how you have access to those rights.
                    We respectfully acknowledge the Staff’s comment and supplementally advise the Staff that the Company believes that the components of its core HIF technology that are not subject to the Company’s patents are commodity components not subject to patent by any third party. The Company also supplementally advises the Staff that it does not license any intellectual property from any third party.
Board Committees, page 75
36.	Please reconcile your statement on page 76 regarding the independence of the audit committee members with your disclosure on page 100 regarding consulting fees.
                    We respectfully acknowledge the Staff’s comment. Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be deemed independent, members of the audit committee of the Company’s Board of Directors may not accept consulting fees from the Company. Messrs. Kackley and Trotter received consulting fees from the Company in fiscal 2007 for services performed on behalf of the Company in fiscal 2007. The Company has not paid any consulting fees to its audit committee members in fiscal 2008 and does not intend to pay any such consulting fees to its audit committee members in the future. Accordingly, the Company does not believe that the payment in fiscal

Mr. Russell Mancuso
October 2, 2007

2007 of consulting fees to Messrs. Kackley and Trotter contravenes Rule 10A-3 or otherwise interferes with the current independence of these audit committee members. For fiscal 2008, the Board of Directors determined that Messrs. Kackley and Trotter are independent members of the Board of Directors and audit committee based on the applicable Nasdaq listing standards and the requirements of Rule 10A-3, respectively. In making this determination, the Board of Directors took into consideration the prior fiscal 2007 consulting engagement of Messrs. Kackley and Trotter by the Company and decided that such prior consulting relationship did not preclude a unanimous determination of independence.
Setting Executive Compensation, page 77
37.	Please expand upon your statement that your compensation committee “generally” was directly involved in setting compensation for your chief executive officer and in determining and approving equity awards for all of your NEOs. To the extent that your compensation committee was indirectly or uninvolved in establishing certain compensation levels, please disclose. To the extent that other parties had the right to veto compensation decisions, please discuss that right and the extent to which it was exercised; for example, we note section 2.8 of exhibit 4.1.
                    We respectfully advise the Staff that the Company has revised the disclosure under “Executive Compensation – Compensation Discussion and Analysis – Setting Executive Compensation” in response to this comment.
38.	Please discuss Mr. Verfuerth’s current and past role in establishing compensation for his wife, Ms. Verfuerth.
                    We respectfully advise the Staff that the Company has revised the disclosure under “Executive Compensation – Compensation Discussion and Analysis – Setting Executive Compensation” in response to this comment.
39.	We note your disclosure regarding actions to be made before the closing of the offering, including IPO bonuses, new employment agreements, a management cash bonus program and the fiscal 2008 short-term incentive program. Please tell us when the action will be taken relative to the effective date of the registration statement.
                    We respectfully advise the Staff on a supplemental basis that the compensation committee of the Board of Directors of the Company is still in the process of working with its independent compensation consultant and legal advisors to analyze and assess various potential terms and conditions of the executive and director programs and bonuses that are mentioned in the Registration Statement and that serve as the subject of this comment. While the Company believes that action will be taken on these compensation-related matters prior to the effective date of the Registration Statement (in which case the Company will revise its disclosure under “Executive Compensation”), these matters ultimately constitute decisions for the compensation committee of the Board of Directors and the Company cannot guarantee any definitive outcome or related timing. The Company will update the disclosure under “Executive Compensation” if and when the compensation committee takes definitive action on these compensation-related items.

Mr. Russell Mancuso
October 2, 2007

40.	Please identify the component companies in your ‘‘informal market surveys.” Likewise, please identify the companies mentioned in the last sentence of the first full paragraph on page 78 and the competitors mentioned on page 80.
                    We respectfully advise the Staff that the Company has revised the disclosure under “Executive Compensation – Compensation Discussion and Analysis – Setting Executive Compensation” and “Executive Compensation – Compensation Discussion and Analysis – Base Salaries” in response to this comment to delete all reference to the Company’s “informal market surveys”. The Company supplementally advises the Staff that, because the Towers Perrin market report referenced in the Company’s disclosure contains 96 participating companies, the Company has not identified each of these 96 companies by name in the Registration Statement. The Company does not believe that the identification of each participating company would be beneficial to investors due to the large number of companies reviewed, the fact that the compensation committee did not consider such individual companies in connection with its analysis, and the Company’s belief that no individual company in this report is material given the large number of companies against which Towers Perrin performed its benchmarking.
Base Salary, page 79
41.	Please revise to identify the “increasing responsibilities” that were the basis for the salary increases. See Regulation S-K Item 402(b)(2)(vii).
                    We respectfully advise the Staff that the Company has revised the disclosure under “Executive Compensation – Compensation Discussion and Analysis – Base Salary” in response to this comment.
Short-Term Cash Bonus Incentive Compensation..., page 80
42.	Please provide specific information regarding (1) the qualitative and quantitative bases for the discretionary cash bonuses paid in fiscal 2007 and (2) how those achievements resulted in the specific dollar amount of bonus paid. If the decisions were based on the subjective evaluation of your CEO, please say so directly.
                    We respectfully advise the Staff that the Company has revised the disclosure under “Executive Compensation – Compensation Discussion and Analysis – Short-Term Cash Bonus Incentive Compensation and Other Cash Bonus Compensation” in response to this comment.

Mr. Russell Mancuso
October 2, 2007

Long-Term Equity Incentive Compensation, page 82
43.	Although we note your disclosure regarding general policies relating to your long-term equity incentive compensation, please include a more focused discussion that provides substantive analysis and insight into how the compensation committee determined the actual award amounts. For example, please discuss and analyze how the compensation committee determined the actual number of shares underlying the stock options awarded to each named executive officer and set forth the rationale for the variances of these awards among the named executive officers.
                    We respectfully advise the Staff that the Company has revised the disclosure under “Executive Compensation – Compensation Discussion and Analysis – Long-Term Equity Incentive Compensation” in response to this comment.
44.	We note your reference to executives redeeming shares. Please clarify how an executive can redeem shares in your company. Do you mean that you elected to redeem the shares? Did the executive have a put option?
                    We respectfully advise the Staff that the Company has revised the disclosure under “Executive Compensation – Compensation Discussion and Analysis – Long-Term Equity Incentive Compensation” in response to this comment to clarify that the executives did not redeem shares of the Company’s common stock. The Company elected to redeem the shares of the executives, which the disclosure now reflects.
Perquisites and Other Personal Benefits, page 84
45.	Please discuss how the 1% fee was set. For example, did you determine that the guarantee permitted you to obtain an interest rate reduction of more than l%?
                    We respectfully advise the Staff that the Company has revised the disclosure under “Executive Compensation – Compensation Discussion and Analysis – Retirement and Other Benefits – Perquisites and Other Benefits” in response to this comment.
Severance and Change of Control Arrangements, page 85
46.	Please expand your disclosure regarding the protections afforded to your NEOs under your new employment agreements by explaining how you determined severance pay amounts and durations of employment agreements. Please make your disclosures specific to each NEO.
                    We respectfully advise the Staff that the Company has revised the disclosure under “Executive Compensation – Payments Upon Termination or Change of Control – New Employment Agreements” in response to this comment.

Mr. Russell Mancuso
October 2, 2007

47.	In your discussion of the definition of “change of control,” please indicate the basis for selecting particular events as triggering payments. Refer to Item 402(b)(2)(xi) of Regulation S-K.
               We respectfully advise the Staff that the Company has revised the disclosure under “Executive Compensation – Payments Upon Termination or Change of Control – New Employment Agreements” and “Executive Compensation – Payments Upon Termination or Change of Control – Equity Plans” in response to this comment.
Director Compensation, page 99
48.	Please clarify which four years are represented by the option grants mentioned in the first paragraph.
               We respectfully advise the Staff that the Company has revised the disclosure under “Executive Compensation – Director Compensation” in response to this comment.
49.	Please describe the consulting services mentioned on page 100, including how those services went beyond the services expected from a director for which you had paid a director fee. Also disclose the terms of the arrangement under which the services were provided.
               We respectfully advise the Staff that the Company has revised the disclosure under “Executive Compensation – Director Compensation” in response to this comment.
Principal and Selling Shareholders, page 102
50.	Please identify the individuals who beneficially own the shares held in the name of GE Capital Equity Investments, Inc.
               We supplementally advise the Staff that based upon information provided to the Company by representatives of GE Capital Equity Investments, Inc., no individuals will beneficially own the shares of the Company’s common stock to be held by GE Capital Equity Investments, Inc. upon the conversion of the Convertible Note held by such entity. The Company further advises that GE Capital Equity Investments, Inc. is a wholly-owned, indirect subsidiary of General Electric Co., which is a publicly-traded company owned by thousands of shareholders.
51.	With a view toward disclosure, please tell us about the transactions in which the selling stockholders acquired the offered shares, including the date and the consideration paid.
               The Company is still in the process of determining the shareholders that will be selling shares in this offering. As a result, as of the date of this letter, the Company can provide this information only for the shareholders that have informed the Company of the exercise of their registration rights to sell certain of their shares of the Company’s common stock in the offering, namely Clean Technology Fund II, LP and affiliates of Capvest Venture Fund, LP. The Company supplementally advises the Staff of the following:

Mr. Russell Mancuso
October 2, 2007

•	Clean Technology Fund II, LP purchased all of its shares of Series C preferred stock, a portion of which it intends to sell in the offering after conversion of those shares to common stock, from the Company on July 31, 2006 at $2.75 per share.

•	Affiliates of Capvest Venture Fund, LP purchased all of their shares of Series C preferred stock, a portion of which they intend to sell in the offering after conversion of those shares to common stock, from the Company on September 28, 2006 at $2.75 per share.
               With respect to other selling shareholders to be disclosed in a subsequent amendment to the Registration Statement, virtually all of whom the Company expects will be individuals, the Company believes that it is likely that these selling shareholders may have acquired the shares to be offered in numerous different transactions over a period of several years and pursuant to various different arrangements and circumstances. The Company does not believe that disclosure of each of such acquisition transactions is required pursuant to Item 403 of Regulation S-K, and the Company does not believe that such detailed information would be useful to an investor’s understanding of the selling shareholder base.
52.	Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus: the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please revise as appropriate.
               The Company is still in the process of determining the shareholders that will be selling shares in this offering. As a result, as of the date of this letter, the Company can provide this information only for the shareholders that have informed the Company of the exercise of their registration rights to sell shares of the Company’s common stock in the offering, namely Clean Technology Fund II, LP and affiliates of Capvest Venture Fund, LP. Because neither Clean Technology Fund II, LP nor Capvest Venture Fund, LP is a broker-dealer or an affiliate of a broker-dealer, the Company has not revised its disclosure under “Principal and Selling Shareholders” in response to this comment.
               The Company will disclose whether any of the selling shareholders are broker-dealers in a subsequent amendment to the Registration Statement if such disclosure is appropriate and, for any such selling shareholder, additional disclosure related thereto in response to this comment will be included.

Mr. Russell Mancuso
October 2, 2007

Related-Party Transactions, page 106
53.	We note your statement that you believe that all disclosed related-party transactions complied with the terms of your new policies and procedures regarding related-person transactions. Please state whether your audit and finance committee reviewed, approved or ratified all of the related-party transactions you disclose in this section of the prospectus.
               We respectfully advise the Staff that the Company has revised the third paragraph under “Related Party Transactions” in response to this comment.
54.	Please disclose the standards to be applied pursuant to your policies and procedures for review, approval or ratification of related-party transactions. See Regulation S-K Item 404(b)(l)(ii).
               We respectfully advise the Staff that the Company has revised the second paragraph under “Related Party Transactions” in response to this comment.
55.	Please describe the transactions in which related parties received preferred stock.
               We respectfully advise the Staff that none of the parties listed under the “Related Party Transactions” heading of the prospectus has received any preferred stock from the Company as compensation. We further advise the Staff that the only party listed under the “Related Party Transactions” heading that purchased preferred stock from the Company is Clean Technology Fund II, LP, and that the Company has revised the disclosure under “Related Party Transactions – Clean Technology Fund II, LP and Diana Propper de Callejon” in response to this comment.
Description of Capital Stock, page 110
56.	Your disclosure may not be qualified by reference to statutes. Please revise the last sentence of the first paragraph accordingly, and provide any additional disclosure necessary.
               We respectfully advise the Staff that the Company has revised the last sentence of the first paragraph under “Description of Capital Stock” in response to this comment.
Material United States Federal Income Tax Considerations, page 120
57.	It is inappropriate to disclaim responsibility for your disclosure. Please revise your statement that the disclosure is “for information only” and “not tax advice” to remove any implication of disclaimer.
               We respectfully advise the Staff that the Company has deleted the second and third sentences of the first paragraph under “Material United States Federal Income Tax Considerations” in response to this comment.

Mr. Russell Mancuso
October 2, 2007

Consolidated Financial Statements, page F-l
58.	Please update the financial statements when required by Rule 3-12 of Regulation S-X and include an updated accountant’s consent in the amended filings.
               We respectfully acknowledge the Staff’s comment and advise the Staff that the Company will update the financial statements when required by Rule 3-12 of Regulation S-X. Further, we advise the Staff that the Company has included an updated accountant’s consent as an exhibit to Amendment No. 1 to the Registration Statement.
59.	We refer to your discussion under Internal Control Over Financial Reporting, page 52, wherein you indicate in connection with the filing of the registration statement, you identified certain errors in your prior year consolidated financial statements that resulted in the restatement of your previously issued fiscal 2006 and 2007 consolidated financial statements. Please explain how you comply with the disclosure requirements of SFAS 154, or otherwise revise the financial statements accordingly.
               We respectfully advise the Staff that the Company believes that it has complied with the disclosure requirements of SFAS 154 based upon the guidance in paragraphs 26 of SFAS 154 and APB Opinion No. 9, which indicate that once the financial statement restatement is disclosed, subsequent reissuances of those financial statements do not require the restatement disclosures to be included. In particular, SFAS 154 notes the following:
               “In addition, the entity shall make the disclosure of prior-period adjustments and restatements required by paragraph 26 of APB Opinion No. 9, Reporting the Results of Operations. Financial statements of subsequent periods need not repeat the disclosures required by this paragraph.”
               The Company’s March 31, 2007 restated financial statements were amended and re-issued and disclosed to all of the Company’s existing shareholders and the lenders under the Company’s various debt agreements disclosed in the Registration Statement, in August 2007 prior to the Company’s initial filing of the Registration Statement. The Company views the inclusion of its June 30, 2007 interim financial statements in the Registration Statement, along with the inclusion of its March 31, 2007 annual financial statements, as sufficient disclosure such that continued disclosure of the corrected items is not required.
60.	To this regard, please request your auditors tell us their consideration of AICPA Auditing Standards Section 561.06.a and why they did not include an explanatory paragraph in their audit report regarding the restatements.
               We respectfully advise the Staff that the Company’s auditors have informed the Company that they considered AICPA Auditing Standards Section 561.06a and included an explanatory paragraph in their Report of Independent Certified Public Accountants for the Company’s restated March 31, 2007 financial statements that the Company amended and distributed to its existing shareholders and the Company’s lenders prior to the filing of the Registration Statement. As noted in the Company’s response to Staff comment 59, the Company believes that the financial statements issued in connection with the Registration Statement are considered an issuance of subsequent period financial statements. Accordingly, the Company and its auditors believe that the disclosures regarding the previous

Mr. Russell Mancuso
October 2, 2007

period restatements, and the related explanatory paragraph in the Report of Independent Certified Public Accountants, are not required.
61.	To this regard, tell us why the changes should be not discussed in MD&A, or otherwise revise your MD&A.
               We respectfully advise the Staff that “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Internal Controls Over Financial Reporting” provides a summary of the errors and indicates that the Company’s fiscal 2006 and fiscal 2007 consolidated financial statements were restated. These errors and the changes to the Company’s fiscal 2006 and 2007 financial statements were fully disclosed and explained to the Company’s existing shareholders and the Company’s lenders in its amended financial statements distributed in August 2007 prior to the filing of the Registration Statement. In order not to confuse potential investors in the Company’s initial public offering, the Company does not believe that the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” should discuss the changes made to its prior financial statements because these potential investors have never seen the Company’s prior fiscal 2006 or 2007 financial statements and would only be confused by a further expanded discussion.
Consolidated Statements of Operations, page F-4
62.	Disclosure in MD&A and elsewhere (for instance, page 70) indicates that you provide both products and services. Please separately present service revenues and costs pursuant to Rules 5-03(b)(1) and (2) to Regulation S-X, or tell us why disaggregating is not required.
               We respectfully advise the Staff that the Company has revised its financial statements to separately present revenue and costs of revenue for both its products and services pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X. In addition, the Company has clarified its disclosure regarding “Revenue Recognition” in Note A to its Notes to Consolidated Financial Statements to address the various services provided by the Company.
Accrued Expenses, page F-10
63.	Please tell us the nature and amounts in accrued expenses. Any item in excess of 5% of total current liabilities should be separately stated in the balance sheet or in a note thereto. Refer to Rule 5.02 (20) of Regulation S-X. We note a significant increase in accrued expenses at June 30, 2007.
               We respectfully advise the Staff that the Company has revised its disclosure in Note A to its Notes to Consolidated Financial Statements to include the balances for accrued subcontractor fees because these accrued liabilities exceeded 5% of the Company’s current accrued liabilities for the fiscal year ended March 31, 2007. We supplementally advise the Staff that no other single accrued expense amount exceeded 5% of the Company’s total current liabilities for any balance sheet date presented in the Registration Statement.

Mr. Russell Mancuso
October 2, 2007

Revenue Recognition, page F-11
64.	We note the disclosure under Services on page 70 with respect to your agreements whereby customers finance the purchase of the system “by paying [you] a specified amount over time based on a predetermined measure of the reduction in their electricity consumption resulting from the use of [your] products.” Please tell us and disclose how you account for the revenues and associated costs under these arrangements.
               We respectfully advise the Staff that the Company has revised its consolidated statements of operations included within its financial statements as well as disclosure in “Summary – Summary Historical Consolidated and Pro Forma Financial Data and Other Information” and “Selected Historical Consolidated Financial Data” to separately present revenue and costs of revenue for both its products and services. Additionally, the Company has revised its disclosure under “Revenue Recognition” in Note A to its Notes to Consolidated Financial Statements to reflect these revisions. The Company supplementally advises the Staff that the reference in the “Business” section to the Company’s agreements whereby customers finance the purchase of the system “by paying a specified amount over time . . .” is to the Company’s “sales-type financing program,” the accounting policy for which is disclosed in Note A to the Company’s Notes to Consolidated Financial Statements. We further advise the Staff that the Company had previously referred to the same program as a “shared savings sales program” in “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” and the Company has revised this disclosure to refer to the “sales-type financing program” instead.
65.	Further, please also describe all of your major revenue-generating products, services, and arrangements clearly. For major contracts or groups of similar contracts, disclose essential terms, including payment terms and unusual provisions or conditions.
               We respectfully advise the Staff that the Company has revised its consolidated statements of operations included within its financial statements as well as disclosure in “Summary – Summary Historical Consolidated and Pro Forma Financial Data and Other Information” and “Selected Historical Consolidated Financial Data” to separately present revenue and costs of revenue for both its products and services. We supplementally advise the Staff that the only services provided by the Company for which it has established a fair value are installation and recycling services. All other services provided by the Company and provided prior to product delivery and installation of the Company’s products and are recognized as revenue upon product delivery. The Company further supplementally advises the Staff that its sales are based on receipt of customer orders and that payment invoices generally include standard terms.
Net Income (loss) per Common Share, page F-14
66.	Please tell us and disclose your accounting policy for computing EPS under EITF 03-6 using the two-class method. Based upon your disclosures on pages F-19 — F-20 it appears that you have preferred shares that are participating securities. If true, under EITF 03-6 you should revise your basic EPS to include the effect of those securities using the two-class method.
               We respectfully advise the Staff that the Company has revised its disclosure in its consolidated statements of operations included within its financial statements, as well as in “Summary – Summary Historical Consolidated and Pro Forma Financial Data and Other Information,” “Selected

Mr. Russell Mancuso
October 2, 2007

Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Revenue and Expense Components” and the “Basic Net Income (Loss) Per Common Share” discussion in Note A to its Notes to Consolidated Financial Statements in response to this comment. We supplementally advise the Staff that, as disclosed in the Registration Statement under “Dividend Policy” the Company has never paid any dividends to either its common shareholders or preferred shareholders.
67.	Please tell us whether, in computing diluted EPS under the if-converted method, you adjusted the numerator for any changes in income or loss that would result from the assumed conversion of the potential common shares, consistent with paragraph 11 of SFAS 128. If any adjustments are required, please include a statement setting forth in reasonable detail the computation of the numerator used to calculate diluted EPS, consistent with Exhibit 11 of Item 601 of Regulation S-K.
               We respectfully advise the Staff that the Company has expanded its disclosure of net income (loss) per share in the “Basic Net Income (Loss) Per Common Share” discussion in Note A to its Notes to Consolidated Financial Statements to include the calculation of the numerator in computing diluted EPS under the if-converted method in response to this comment.
Segment Information, page F-15
68.	Please revise to disclose the revenues from external customers for each group of similar products and services. Otherwise, tell us how you considered paragraph 37 of SFAS 131.
               We respectfully advise the Staff that the Company has revised its consolidated statements of operations included within its financial statements to separately present revenue and costs of revenue for both its products and services. We supplementally advise the Staff that, because all of the Company’s product and service revenue results from sales of similar products and related services within the Company’s lighting product lines, which constitute a single group of similar products and services, the Company believes that such revenue is not considered a separate product line as discussed in paragraph 37 of SFAS 131.
69.	We note the Company expects the amount of unrecognized tax benefits may change in the next twelve months; however, quantification of such change cannot be estimated. Please revise to indicate the nature of the uncertainty and the nature of the each event that could occur in the next 12 months that would cause the change for each significant tax position. We note that $1.2 million of the $1.6 million gross unrecognized tax benefits relates to net operating loss carryforwards deductions created by the exercise of non-qualified stock options.
               We respectfully advise the Staff that the Company has expanded its disclosure under “Adoption of FIN 48” in Note A to its Notes to Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Accounting for Income Taxes” in response to this comment to include discussion of the nature of uncertainties regarding the realization of unrecognized tax benefits over the next 12 months.

Mr. Russell Mancuso
October 2, 2007

Note F. Temporary Equity and Shareholders’ Equity, page F-19
70.	Please disclose your accounting policy with respect to the accretion for the Series C preferred stock.
               We respectfully advise the Staff that the Company has revised its presentation under “Series C Redeemable Preferred Stock” in Note F to its Notes to Consolidated Financial Statements in response to this comment.
Other Expenses, page II-1
71.	Please separately itemize the premium for the insurance mentioned in the last paragraph of your disclosure in Item 14. See the instruction to Regulation S-K Item 511.
               We respectfully advise the Staff that the Company has added a line item for “D&O insurance premium” in the offering expenses chart under Part II, Item 13. Because the Company is still in the process of negotiating the terms of appropriate director and officer liability insurance, the amount of the annual premium remains unknown. The Company will complete this line item in the offering expenses chart once it has obtained an applicable insurance policy and the amount of the annual premium has been determined.
Undertakings, page II-4
72.	Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.
               We respectfully advise the Staff that the Company has revised the Undertakings contained in Part II, Item 17 to include the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K in response to this comment.
Exhibits
73.	Please file complete exhibits with all attachments. For example, we note the exhibits missing from exhibit 2.2. In this regard, it is unclear why this agreement was filed per Regulation S-K Item 601(b)(2) and, if properly filed per that Item, how you complied with the last sentence of that Item.
               We respectfully advise the Staff that the Company has determined that the document formerly listed as Exhibit 2.2, Note Purchase Agreement between Orion Energy Systems, Inc. and the signatories thereto dated August 3, 2007, was improperly filed per Item 601(b)(2) of Regulation S-K. Accordingly, the Company has revised the Exhibit Index to move the document formerly listed as Exhibit 2.2 to become new Exhibit 4.10. As a result, the Company is not required to comply with the last sentence of Item 601(b)(2) of Regulation S-K with respect to this document. The Company believes that it has otherwise filed complete exhibits with the appropriate attachments pursuant to the requirements of Item 601 of Regulation S-K.

Mr. Russell Mancuso
October 2, 2007

*     *     *     *
               In addition to the revisions noted above, certain other changes have been made to the Registration Statement, all of which are noted in the hard copies of the Amendment No. 1 to the Registration Statement. The Company believes all such changes are conforming or clarifying changes or changes of a nonsubstantive nature, except for the following:
•	Certain changes have been made under “Principal and Selling Shareholders” to make clear that, pursuant to the Staff’s telephone interpretation relating to Item 507 of Regulation S-K, the Company intends to disclose information on a group basis concerning selling shareholders for whose account the shares being registered are to be offered, with the exception of specific information relating to a few major shareholders and the Company’s officers and directors. The Company believes that the aggregate holdings of the group of shareholders will be less than 1% of the Company’s common stock, but for a few major shareholders and the Company’s officers and directors for whom specific disclosures will be made.
*     *     *     *
               In the event the Company requests acceleration of the effective date of the Registration Statement, it will furnish a letter in the form described in the Comment Letter.
     If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5662 or Peter C. Underwood at (414) 297-5630.
Very truly yours,

/s/ Steven R. Barth
Steven R. Barth
Enclosures
     cc (without enclosures):
Joseph McCann
Dennis Hult
Kaitlin Tillan
   Securities and Exchange Commission
Neal R. Verfuerth
Daniel J. Waibel
Eric von Estorff
   Orion Energy Systems, Inc.
Carl R. Kugler
Peter C. Underwood
   Foley & Lardner LLP
Kirk A. Davenport II
   Latham & Watkins LLP